Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

HUMANITEA COMPANY, INC.
2030 Main St STE 1300
Irvine , CA 92614
http://drinkhumanitea.com

Up to $1,235,000.00 in Class B Non-Voting Common Stock at $2.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: HUMANITEA COMPANY, INC.
Address: 2030 Main St STE 1300, Irvine , CA 92614
State of Incorporation: CA
Date Incorporated: February 23, 2016

Terms:

Equity

Offering Minimum: $15,000.00 | 7,500 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,235,000.00 | 617,500 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $200.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perks

Early Silver: Invest within the first 48 hours and receive 20% bonus shares

Early Gold: Invest within the first week and receive 10% bonus shares

Volume-Based Perks**

Copper | $200+: 15% one time discount code usable on www.drinkHUMANITEA.com, Custom referral code with 10% commission on all sales that go through that code, Free HUMANITEA BAG. Discounts on future wearables.

Silver | $500+: 15% one time discount code usable on www.drinkHUMANITEA.com, Silver Loyalty Membership (First access to new flavor releases, 40% off first subscription purchase, 15% on every subsequent purchase, Custom referral code with 15% commission (using www.buzzbassadorapp.com), Free HUMANITEA BAG, Discounts on future wearables.

Gold | $2,500+: 15% one time discount code usable on drinkHUMANITEA.com, Gold Loyalty Membership (First access to new flavor releases, 40% off first subscription purchase, 15% on every subsequent purchase, Custom referral code with 20% commission (using www.buzzbassadorapp.com), Free HUMANITEA BAG, Premium HUMANITEA hat and golf shirt, Discounts on wearables

Platinum | $12,500+: 25% one-time discount code usable on www.drinkHUMANITEA.com, Platinum Loyalty Membership (First access to new flavor releases, 50% off first subscription purchase, 15% on every subsequent purchase, Custom referral code with 25% commission (using www.buzzbassadorapp.com), Free HUMANITEA BAG, Premium HUMANITEA hat and golf shirt, Discounts on future wearables. Free 5 cases of HUMANITEA to be delivered upon request.

Titanium | $25,000+: 30% one-time discount code usable on www.drinkHUMANITEA.com, Titanium Loyalty Membership (First access to new flavor releases, 60% off first subscription purchase, 20% on every subsequent purchase, Custom referral code with 30% (using www.buzzbassadorapp.com), Free HUMANITEA BAG, Premium HUMANITEA hat and golf shirt, Discounts on future wearables. Free 10 cases of HUMANITEA to be delivered upon request.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

**The HUMANITEA team will reach out to each qualifying investor to obtain sizing for wearables after the offering closes.

The 10% StartEngine Owners' Bonus

HUMANITEA will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $2.00 / share, you will receive 110 shares of Class B

Non-Voting Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

HUMANITEA COMPANY, INC ("HUMANITEA" "Humanitea" or the "Company") is a ready-to-drink (RTD) tea and lemonade company. Our specific company has taken the approach to launch (launched in 2021) a product as a vehicle for giving back, and for supporting humanitarian causes, hence the name HUMANITEA. A portion of revenues is donated to two partner companies, the National Suicide Prevention and Together We Rise, Foster Love (work with foster children). We also chose to pack our products in the option that requires the smallest carbon footprint, and that is recyclable.

We manufacture our RTD tea and lemonades and sell them to distributors, retailers, and even the end consumer (online sales), at a profit. We purchase raw materials and packaging and manufacture the end products at a 3rd party co-manufacturing plant.

HUMANITEA earns revenue by selling its beverages through its key distribution points.

Corporate History

HUMANITEA COMPANY, INC., was initially incorporated as Kids Healthy Foods CA Inc. and changed its name to HUMANITEA COMPANY, INC. on September 14, 2023.

Intellectual Property

The Company was assigned the HUMANITEA trademark on 4/16/2021.

Competitors and Industry

Competitors

Our largest competitors are existing ready to drink premium tea beverages like Pure Leaf, Snapple and Gold Peak. HUMANITEA is: USDA Organic, NON GMO, made of Premium Ingredients; sweetened with Organic Pure Cane Sugar; No Fructose Corn Syrup; Naturally Brewed; and all in a sustainable packaging. For the majority of our competitors, they can only check 1 of these boxes, Premium Ingredients, and 3 of them have fructose corn syrup.

Industry/Market

A remarkable statistical fact we learned from researching our market, According To the Tea Association of the U.S.A., 87 percent of American Millennials drink tea. In addition, we learned that a recent poll from CGA found that 64% of US consumers aged 21 to 34, and 52% overall, are willing to pay extra for higher-quality drinks.

Tea is the second most widely consumed beverage worldwide, following only water. According to the latest available data, global tea production amounted to about 6.1 million metric tons. The total tea sales in 2020, in the United States, was $13.12 billion. The tea market comprises for broad segments: ready to drink (RTD); the traditional market, the specialty segment, and the foodservice segment. The RTD category increased consumer penetration over the past years and continues to be the largest market segment.

Our target demographic is primarily Millennials and Gen Z. As mentioned above, 87% of them drink tea. The global ready-to-drink tea market size was valued at $29.66 billion in 2019, and is anticipated to reach $38.96 billion by 2027, with a CAGR of 5.5% during the forecast period from 2021 to 2027. The black tea segment was the highest contributor to the market, and is estimated to reach $17.09 billion by 2027, registering a CAGR of 4.9% during the forecast period. U.S. is one of the prominent countries in the market that accounted for a sizeable share of the total market in 2019.

In addition, Coca-Cola recently canceled their Honest Tea brand, which has left a large hole on many retailers shelves that HUMANITEA is looking to fill. What sets us apart from our competitors is the fact we are an aseptically filled product instead of hot fill, which retains much more of the tea flavor, as well as our packaging is more environmentally favorable, and lastly, the give-back portion of our business is unique. Our market research has shown that Millennials and Gen Z are loyal to brands that are like HUMANITEA, because they are environmentally conscious, and they want to be part of causes that help others.

Current Stage and Roadmap

Current Stage

HUMANITEA was launched 2 years ago; it is currently in retail stores across the country. We have produced 5 separate production runs of HUMANITEA at our co-packer, shipped to distributors where the distributors are delivering throughout more than 3,000 store locations within multiple segments of the beverage industry; Convenience Stores (7-Elevens, Gas Station Markets, Liquor Stores and other independent stores), Natural Channel (Sprouts nationwide, health food stores), Grocery Channel (Albertsons, Central Markets, Market Street and other grocery standard stores) and Food Service (College Campuses, Nike Campus, Space-X Campus, restaurants, hotels and schools).

Future Roadmap

Two of the owners and founders have completely funded the company to this point, and as a result HUMANITEA is in over 3,000 stores. We are looking for outside capital simply to fund expansion of the brand into more retailers. As mentioned above, the cost to increase sales into some of the largest nationwide retailers can be quite expensive due to the shelving cost requirements. In addition to costs to do business, we will be hiring more representatives as boots on the ground, as they say, to ensure we have support and coverage for our distributors and retail customers across the country. So those looking to invest should know that their money will be used exclusively for growing sales, which of course increases profits, and equally as important, increases the amount we can help our non-profit humanitarian partners. This is the right time for this type of brand because the market is huge, growing, and many retailers are looking for a brand to replace Honest Tea that was shelved by Coca-Cola.

The Team

Officers and Directors

Name: Diane Lee McClelland

Diane Lee McClelland 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2016 - Present
  Responsibilities: Diane McClelland is a minority stockholder and Board Member of Humanitea Company and supports raising capital for the company. No Salary

Other business experience in the past three years:

- Employer: Girls STEAM Institute
  Title: Founder/CEO
  Dates of Service: August, 2017 - Present
  Responsibilities: Diane McClelland works parttime as a volunteer for Girls STEAM Institute to provide entrepreneurial leadership training and mentoring for young girls 13-18 to build collaborative innovation to solve major climate change or mental health crisis using immersive technology.

Name: Joe M Garza

Joe M Garza's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Sales Officer & Board Member
  Dates of Service: February, 2023 - Present
  Responsibilities: I lead the Sales & Distribution of HUMANITEA as well as Co-Manage Marketing. Salary: $140K and vesting schedule for initial 25% equity

Other business experience in the past three years:

- Employer: West Coast Beverage
  Title: Founder

Dates of Service: March, 2014 - March, 2020
Responsibilities: Helped start up brands get launched in the marketplace

Name: Lance Robert McClelland

Lance Robert McClelland 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP Supply Chain & Procurement and Board Member
  Dates of Service: January, 2020 - Present
  Responsibilities: VP Supply Chain & Procurement. No Salary listed

Name: Dana Staal

Dana Staal's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: V.P. Quality Assurance & Board Member
  Dates of Service: May, 2016 - Present
  Responsibilities: V.P. Quality Assurance. No salary listed

Name: Jeffrey Scott McClelland

Jeffrey Scott McClelland's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Board Member
  Dates of Service: June, 2020 - Present
  Responsibilities: I am leading our team raising additional capital to grow our brand to the next step. My team leans on me to make the final decision, however, I will always discuss all options with the Team before making final choices.

Other business experience in the past three years:

- Employer: Kids Healthy Foods, LLC
  Title: CEO
  Dates of Service: January, 2013 - Present
  Responsibilities: I am the leader of KHF who makes final decisions day to day

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class B Non-Voting Common Stock up to $1,235,00.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Non-Voting Common Stock. In addition, if we need to raise more equity capital from the sale of Class B Non-Voting Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights

The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
HUMANITEA COMPANY was formed on February 23, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. HUMANITEA COMPANY has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Repeat Customers
HUMANITEA products may not attract enough repeat customers to generate the requisite revenue in order to remain operational.

Quality Assurance
Despite hiring the best Quality Assurance personnel, and partnering with government approved food manufacturing facilities, it is still a possibility that HUMANITEA products could be manufactured with material defects significant enough to trigger a recall. A recall of HUMANITEA products would be costly and could result in losing its best customers, which could result in the closure of HUMANITEA as a company.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jeffrey McClelland	120,520	Class A Voting Common Stock	43.68%
Jeffrey McClelland	1,084,680	Class B Non-Voting Common Stock	
Lance McClelland	57,640	Class A Voting Common Stock	20.89%
Lance McClelland	518,760	Class B Non-Voting Common Stock	
HSM Family Trust	57,640	Class A Voting Common Stock	20.89%
HSM Family Trust	518,760	Class B Non-Voting Common Stock	

The Company's Securities

The Company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock . As part of the Regulation Crowdfunding raise, the Company will be offering up to 617,500 of Class B Non-Voting Common Stock .

Class A Voting Common Stock

The amount of security authorized is 500,000 with a total of 275,886 outstanding.

Voting Rights

One vote per share

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 9,500,000 with a total of 3,631,582 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock .

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock .

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $213,768. compared to $389,589.in fiscal year 2022.

Revenue increased from 2021 to 2022 due to HUMANITEA products being sold in more locations via additional distributors.

Cost of sales

Cost of Sales for fiscal year 2021 was $495,707. compared to $864,916. in fiscal year 2022.

HUMANITEA had an increase in sales in 2022 compared to 2021 hence the increase in the Cost of Sales.

Gross margins

Gross margins for fiscal year 2021 were $281,939 compared to $475,327 in fiscal year 2022.

The difference between 2021 and 2022 is the amount of money invested in marketing. Slotting fees in large chains, give back promotions, and other marketing costs related to gaining exposure for HUMANITEA in 2022 resulted in higher costs for 2022.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating stage. We are of the opinion the historical cash flow will not be indicative of the revenue and cash flow expected for the near future, because in 2021 and 2022 the focus was simply about launching the brand. Today, due to the exposure from 2021 and 2022, we are working with some of the largest retailers. With the money raised from StartEngine, HUMANITEA's team will look to partner with these large retailers, which we anticipate will increase sales, revenue, cash flow, and profits. Historical Cash Flow was generated primarily from sales through our distribution network with KeHE, McLane Company, Core-Mark, and UNFI national distributors, as well as regional distributors, and food service channels like colleges. The cash flow was generated from two different sources: product sales in multiple markets and personal loans to the company from the founders of HUMANITEA. Our goal is to build our brand by increasing the total volume of sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2023, the Company cash on hand in the amount of $13,761.00, a line of credit in the amount of $34,000 less outstanding charges of 29,387.76 ($4,612.24), and outstanding Loans to Kids in the amount of $2.4M.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We do believe the funds of this campaign to be critical to HUMANITEA's initiative to substantially increase growth.

These funds will primarily be used for growth, to include: Marketing, Slotting Fees in the largest US retail chains; and the hiring of additional boots on the ground to assist in supporting new and existing customers.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

While the funding through StartEngine isn't necessary to the viability of the company, we know that the funding from this campaign is critical in assisting HUMANITEA's initiative to take the brand to the next level. If HUMANITEA reaches its goal of raising $1.3 million, it will account for 23% of total funds that have been available to the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount of $15,000, we anticipate the Company would be able to operate indefinitely. This is based on a current monthly burn rate of $79,300 for expenses related to cost of goods sold, marketing and operational expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $1.235M, we anticipate the Company would be able to operate indefinitely. This is based on a projected additional monthly burn rate of $12,500 for expenses related to expanding our marketing budget to reach additional channels along with increasing our sales team. We anticipate these additional funds shall propel our brand to a profitable operation while growing our customer base.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, HUMANITEA has contemplated additional future sources of capital including increasing the total amount raised on StartEngine, though there is nothing lined up at this time outside of StartEngine.

Indebtedness

- Creditor: Loan Agreement- Kids Healthy Foods LLC
  Amount Owed: $1,719,130.00
  Interest Rate: 3.5%
  Maturity Date: December 31, 2017

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $7,814,936.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed (i) there is no outstanding preferred stock; and (ii) there are no outstanding options, warrants, or other securities with a right to acquire shares.

HUMANITEA COMPANY, INC. determined its pre-money valuation based on an analysis of its future financial projections and an industry-standard revenue multiplier.

HUMANITEA's projected revenue forecast for Q4 2023 to the end of Q3 2024 is $1,418,000.00. The industry standard revenue multiplier is 7.85x for the Beverages Industry, as published by eqvista.com.

While the industry standard may be 7.85x, the Company conservatively used a 5x multiplier to account for the Company's current development stage. Using a 5x multiplier, we arrive at a valuation of $7,814,936.00. This multiplier reflects both the brand's current value and its positioning within the premium tea segment.

Projected Growth: We believe this valuation captures both the brand's current standing and its anticipated growth trajectory.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- Hiring
  10.0%
  Additional employees and or contractors will be hired to support new and existing customer accounts, from distributors to retailers at the store level
- Marketing
  10.0%
  In order to increase growth, funds will be utilized to increase HUMANTITEA's exposure and reach. This will come in numerous forms such as Social Media, Social Media Influencers, Promotions w/ existing and or new customers; and guerilla marketing efforts.
- Shelving Costs
  10.0%
  HUMANITEA is working with the largest retailers in North America to launch all SKUs in stores on a nationwide basis. The cost of doing this business comes in the form of slotting fees. Paying to be in the stores / on their shelves.
- Innovation / New SKUS
  63.5%
  We've innovated 2 new tea SKU's targeted towards the sugar and calorie conscious consumer. The 2 new SKU's will have less sugar and calories, as well as include better-for-you added value ingredients.
- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://drinkhumanitea.com (humanitea.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/humanitea

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR HUMANITEA COMPANY, INC.

[See attached]

KIDS HEALTHY FOODS CA INC.
DBA HUMANITEA

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Kids Healthy Foods CA Inc.
Irvine, California

We have reviewed the accompanying financial statements of Kids Healthy Foods CA Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 3, 2023
Los Angeles, California

KIDS HEALTHY FOODS CA INC. DBA HUMANITEA
BALANCE SHEET
(UNAUDITED)

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 5,294	$ 12,935
Acccounts Receivable, net	173,628	109,174
Inventory	207,896	220,791
Total Current Assets	**386,818**	**342,900**
Intangible Assets	14,743	16,846
Total Assets	**$ 401,561**	**$ 359,746**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 206,996	$ 89,712
Credit Cards	14,251	-
Total Current Liabilities	**221,247**	**89,712**
Promissory Notes and Loans	1,660,994	893,831
Total Liabilities	**1,882,241**	**983,543**
STOCKHOLDERS EQUITY		
Common Stock Class A	0	0
Common Stock Class B	0	0
Additional Paid in Capital	25,000	25,000
Retained Earnings/(Accumulated Deficit)	(1,505,680)	(648,796)
Total Stockholders' Equity	**(1,480,680)**	**(623,796)**
Total Liabilities and Stockholders' Equity	**$ 401,561**	**$ 359,746**

See accompanying notes to financial statements.

KIDS HEALTHY FOODS CA INC. DBA HUMANITEA
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
Net Revenue	$	389,589	$	213,768
Cost of Goods Sold		864,916		495,707
Gross profit		(475,327)		(281,939)
Operating expenses				
General and Administrative		341,016		120,664
Sales and Marketing		40,541		152,315
Total operating expenses		381,556		272,979
Operating Income/(Loss)		(856,883)		(554,918)
Interest Expense		-		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(856,883)		(554,918)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(856,883)**	**$**	**(554,918)**

See accompanying notes to financial statements.

KIDS HEALTHY FOODS CA INC. DBA HUMANITEA

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Class A		Common Stock Class B		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2020	**1,000**	**$ 0**	**13,044**	**$ 0**	**$ 25,000**	**$ (93,879)**	**$ (68,879)**
Net income/(loss)						(554,918)	(554,918)
Balance—December 31, 2021	1,000	0	13,044	0	25,000	$ (648,796)	**$ (623,796)**
Issuance of Stock	1,220	0	11,429	0	-		0
Net income/(loss)						(856,883)	(856,883)
Balance—December 31, 2022	**2,220**	**$ 0**	**24,473**	**$ 0**	**$ 25,000**	**$ (1,505,680)**	**$ (1,480,680)**

See accompanying notes to financial statements.

KIDS HEALTHY FOODS CA INC. DBA HUMANITEA

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(856,883)	$	(554,918)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of Intangibles		2,103		2,103
Changes in operating assets and liabilities:				
Acccounts receivable, net		(64,453)		(109,174)
Inventory		12,895		(220,791)
Accounts Payable		117,284		89,712
Credit Cards		14,251		-
Net cash provided/(used) by operating activities		**(774,804)**		**(793,068)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		-		-
Net cash provided/(used) in investing activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Promissory Notes and Loans		767,164		806,003
Net cash provided/(used) by financing activities		**767,164**		**806,003**
Change in Cash		(7,640)		12,935
Cash—beginning of year		12,935		-
Cash—end of year	**$**	**5,294**	**$**	**12,935**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Kids Healthy Foods CA Inc. was incorporated on February 23, 2016 in the state of California. The financial statements of Kids Healthy Foods CA Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Irvine, California.

The Company was dormant until owners decided to purchase a company called The Humanitea Company LLC, a Florida Limited Liability Company which was completed on June 5th, 2020.

Once the purchase was completed with The Humanitea Company LLC, we formed a small group of very experienced beverage industry leaders whose mission is to provide delicious, premium organic tea and lemonade products at competitive prices, made with only the finest organic and non-GMO ingredients available. Each of the four tea flavors (Unsweetened Black Tea; Black Tea with Mango and Melon; Hibiscus Tea with Wildberry and Lime; and Green Tea with Passionfruit and Kiwi) are unique and proprietary flavors manufactured with premium organic ingredients, like tea leaves from India; organic pure cane sugar; organic juice; and organic, natural flavors. The typical shelf-life for ready to drink teas is 12 months, but our HUMANITEA® products, due to the aseptic filling process, and the environmentally conscious Tetra Pak packaging HUMANITEA® is filled in, have a shelf-life of twenty-four months.

Our company's mission is to create a very experienced team that can create and sustain long lasting profits by developing innovative premium beverages with added healthy valued ingredients and enjoyable experiences while assisting and recognizing the importance of giving back to our world's humanitarian challenges we face today, tomorrow and years ahead. *GREAT TEA with a GREAT CAUSE!*

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to raw materials and finished goods, which are determined using the FIFO (first-in-first-out) method.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

On June 5, 2020, the Company formally entered into an Assets Purchase Agreement with Humanitea Company LLC in the amount of $25,000. This agreement outlined the transfer of various assets from Humanitea Company LLC to the Company. The assets included in the agreement were as follows: (i) all past and current formulas of each product sku (ii) all inventories of materials and finished goods, sales and marketing materials, (iii) list of all past and current customers, (iv) telephone numbers (v) trademark, domain names, website, website content (vi) goodwill. Goodwill will be amortized over the period of ten years.

Income Taxes

Kids Healthy Foods CA Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of premium organic tea and lemonade products.

Cost of sales

Costs of sales include the cost of goods sold, ingredients, packaging, warehousing and storage, distribution fees, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $40,541 and $152,315, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 3, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,		2022		2021
Finished goods		119,338		181,177
Raw Materials		88,558		39,615
Total Inventory	**$**	**207,896**	**$**	**220,791**

4. INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consists of:

As of Year Ended December 31,		2022		2021
Goodwill	$	25,000	$	25,000
Intangible assets, at cost		**25,000**		**25,000**
Accumulated amortization		(10,257)		(8,154)
Intangible assets, Net	**$**	**14,743**	**$**	**16,846**

Entire intangible assets have been amortized. Amortization expenses for goodwill for the fiscal year ended December 31, 2022 and 2021 were in the amount of $2,103 and $2,103, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense	
2023	$	(2,103)
2024		(2,103)
2025		(2,103)
2026		(2,103)
Thereafter		(6,331)
Total	**$**	**(14,743)**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Class A Voting Common Stock

The Company is authorized to issue 10,000 shares of Class A Voting Common Stock at a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 2,220 and 1,000 shares of Class A Voting Common Stock were issued and outstanding, respectively.

Class B Non-Voting Common Stock

The Company is authorized to issue 10,000,000 shares of Class B Non-Voting Common Stock with a $0.00001 par value. As of December 31, 2022, and December 31, 2021, 24,473 shares and 13,044 shares were issued and outstanding, respectively.

6. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022			For the Year Ended December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Loan Agreement- Kids Healthy Foods LLC	$ 1,719,130	3.50%	1/1/2023	12/31/2027	$ -	$ 1,660,994	$ 1,660,994	$ -	$ 893,831	$ 893,831
Total					$ -	$ 1,660,994	$ 1,660,994	$ -	$ 893,831	$ 893,831

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ -
2024	-
2025	-
2026	-
2027	1,660,994
Thereafter	-
Total	**$ 1,660,994**

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (255,694)	$ (161,644)
Valuation Allowance	255,694	161,644
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (441,909)	$ (186,215)
Valuation Allowance	441,909	186,215
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,480,929, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,480,929. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

There are no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through July 3, 2023, which is the date the financial statements were available to be issued.

In the year 2023, the Company formally underwent a name change from "Kids Healthy Foods CA, Inc" to "HUMANITEA COMPANY INC."

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $856,883, an operating cash flow loss of $774,804, and liquid assets in cash of $5,294, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Humanitea is not live or open to the public at this moment.

GET A PIECE OF HUMANITEA

A Great Tea With A Great Cause

At HUMANITEA, we deliver delicious organic teas and lemonade in sustainable packaging to customers, available online and in 3,000+ store locations across the country.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


HUMANITEA
ORGANIC

$0 Raised

REASONS TO INVEST

- Our tea is freshly brewed and packaged using sustainable packaging, all-natural, non-GMO, organic ingredients to deliver customers a healthier premium tea option with a positive impact.
- We are using the success of our tea to give back to the world through relationships with organizations such as the American Foundation for Suicide Prevention and Foster Love, which works with foster youth.
- We are already available in 3,000+ stores across the country, with relationships in place with national store chains like Sprouts Farmers Markets, convenience stores, college campuses and grocery stores.

Invest Now
$2.00 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$200	$7.81M

THE PITCH

Great-Tasting Tea With A Humanitarian Impact


GREAT TEA with a GREAT CAUSE
High Quality Beverages
Sustainable Packaging
Charitable Partnerships
ORGANIC
PREMIUM COCONUT LEMONADE
PREMIUM WILDBERRY + LIME HIBISCUS TEA
PREMIUM MANGO + MELON BLACK TEA
HUMANITEA

HUMANITEA is a ready-to-drink tea beverage company committed to creating a long-lasting, positive impact by giving a substantial amount of our proceeds back to causes that make the world a better place. Our team has over 100 years of combined experience in RTD beverages, supply chain, distribution marketing, and finance at some of the largest beverage companies in the world. With our teas in over 3,000 locations across the country, we believe we are ready to use our success to help humanity.

THE PROBLEM & OUR SOLUTION

Organic, Sustainable, and Impactful RTD Teas


HUMANITEA®
VS OTHER BRANDS
USDA ORGANIC
NON GMO
NO FRUCTOSE CORN SYRUP
NATURALLY BREWED
SUSTAINABLE

Based on our research, the majority of our major competitors aren't delivering truly health-conscious products to their consumers, relying on fructose corn syrup and non-organic ingredients. We are USDA Organic, non-GMO, and made with premium ingredients including organic pure cane sugar, with no fructose corn syrup. Our teas have a shelf life of two years, double the time of our competitors.


ORGANIC
PREMIUM UNSWEETENED BLACK TEA
HUMANITEA
Packaging that makes a Difference
Our Tetra-Pak packaging requires a carbon footprint 10x smaller than PET bottles, glass or aluminum cans.

We are proud that our Tetra-Pak packaging leaves a much smaller carbon footprint on the environment than regular packaging. As a further part of our commitment to make the world a better place through our teas, we partner with humanitarian non-profits who advocate for our youth. We are proud to partner with Foster Love to support foster youth and the American Foundation for Suicide Prevention.

Key Partnerships Established in a Massively Popular Market Segment

The global RTD tea market was valued at $29.66 billion in 2019, and is expected to reach $38.96 billion by 2027 at a CAGR of 5.5% (Source). The US tea market alone was valued at $13.12 billion in 2020 (Source). 87% of millennials drink tea, and 64% of consumers 21 to 34 (and 52% overall) are willing to pay extra for higher-quality beverages (Source | Source).


HUMANITEA
Demograhics & Markets
87%
of American Millennials drink tea.
A recent poll from the CGA found that 64% of US consumers aged 21-34 and 52% overall are willing to pay extra for higher quality drinks.

HUMANITEA is available in over 3,000 stores, including Sprouts nationwide. We have developed key distribution agreements with major distributors such as KeHE, UNFI, and McLane. We are led by a highly experienced team of industry professionals with over 100 years of combined experience working at major beverage companies and as entrepreneurs.


3,000+ Locations
in multiple beverage industry segments
Convenience Stores
Health Food Stores
Grocery Stores
Food Service Locations
Gelson's
7 Eleven
Albertsons
NIKE campus
ExtraMile
meijer
SPACEX campus

The above graphic includes company logos to depict which stores/locations customers can purchase HUMANITEA.

WHY INVEST

A Delicious Tea On a Mission to Improve the World


HUMANITEA
GREAT TEA with a
GREAT CAUSE

HUMANITEA is dedicated to make sustainable and environmentally-friendly and packaging part of our core mission. With this investment, we plan to expand our partnerships with additional distributors and retailers and grow our profits and expand our social impact with our nonprofit partners. With a delicious, beloved product and growing key partnerships across the country, we are ready to grow!

Join us! Let's collaborate together to enjoy the refreshing tea beverage and create a long-lasting community impact.

ABOUT

HEADQUARTERS
2030 Main St STE 1300
Irvine , CA 92614

WEBSITE
View Site

At HUMANITEA, we deliver delicious organic teas and lemonade in sustainable packaging to customers, available online and in 3,000+ store locations across the country.

TEAM



Diane McClelland
Board Member

Diane McClelland is an award-winning business and community leader for over 35 years and is known for her innovation and servant leadership style that creates business and social impact. McClelland has a global business network that can be key in raising awareness and potential capital for the company.



Joe M Garza
Chief Sales Officer, Board Member

Joe Garza has a genuine passion for the beverage industry and brings over 25 years of successful brand building experience. Having been a key member of iconic start-up brands: SoBe, VitaminWater, Fuze, and Muscle Milk where he has been credited with leading distribution efforts in the Los Angeles Market. Joe's work ethic, leadership skills, effective communication and "Influential relationships" has allowed him to thrive today.



Lance McClelland
VP Supply Chain & Procurement, Board Member

Owner and operator of numerous successful beverage companies that partnered with the largest beverage companies and retailers in the United States.

Possesses 28 years of experience successfully overseeing the operations of numerous beverage companies. Experience includes overseeing all logistics and procurement strategies as well as the negotiations and relationships management with vendors.



Jeffrey McClelland
CEO, Chairman of the Board

This year marks 29 years in the beverage industry with a long list of successful companies which I was CEO and co-founder.

During many of these years, my brother, Lance and I talked about creating a business where we can build a company and at the same time make a difference in the world by paying it forward.

In January of 2020, we saw a fateful opportunity to make that dream a reality. The former owners of a brand called HUMANITEA wanted to sell their brand. Lance and I purchased HUMANITEA during the heart of the pandemic June 1st, 2020.

We recruited a very experienced team and expanding our company with this new tasty product people really like. Most importantly, our mission to help others is a reality with this brand as we partnered with 2 incredible humanitarian organizations helping kids in Foster Care and assisting with Suicide Prevention. They are tough topics to discuss but we accept the challenge to assist in battling these humanitarian issues.

Please join our team in making a difference: Great Tea for a Great Cause!



Dana Staal
V.P. Quality Assurance, Board Member

I have worked in beverage manufacturing for over 30 years with experience in Dairy, Water, Soft Drinks, Juices and Teas. Worked with various packaging such as Pet Bottles, Cans, Gable Top, Portion Cups and Tetra Pak. Manage Co-Packing Operations: Scheduling, Production and Quality. Approve Manufactures and Suppliers. Assure compliance with all state and federal laws in regards to food safety. Assure customer satisfaction by providing a product that exceeds expectations. Provide excellent customer service within the company and with all partners of the company. Work closely with R&D to provide new products or improve current products.

TERMS

Humanitea

Overview

PRICE PER SHARE
$2

VALUATION
$7.81M

FUNDING GOAL
$15k - $1.24M

Breakdown

MIN INVESTMENT
$200

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Class B Non-Voting Common Stock

MIN NUMBER OF SHARES OFFERED
7,500

MAX NUMBER OF SHARES OFFERED
617,500

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based Perks

Early Silver: Invest within the first 48 hours and receive 20% bonus shares

Early Gold: Invest within the first week and receive 10% bonus shares

Volume-Based Perks**

Copper | $200+: 15% one time discount code usable on www.drinkHUMANITEA.com, Custom referral code with 10% commission on all sales that go through that code, Free HUMANITEA BAG. Discounts on future wearables.

Silver | $500+: 15% one time discount code usable on www.drinkHUMANITEA.com, Silver Loyalty Membership (First access to new flavor releases, 40% off first subscription purchase, 15% on every subsequent purchase, Custom referral code with 15% commission (using www.buzzbassadorapp.com), Free HUMANITEA BAG, Discounts on future wearables.

Gold | $2,500+: 15% one time discount code usable on drinkHUMANITEA.com, Gold Loyalty Membership (First access to new flavor releases, 40% off first subscription purchase, 15% on every subsequent purchase, Custom referral code with 20% commission (using www.buzzbassadorapp.com), Free HUMANITEA BAG, Premium HUMANITEA hat and golf shirt, Discounts on wearables

Platinum | $12,500+: 25% one-time discount code usable on www.drinkHUMANITEA.com, Platinum Loyalty Membership (First access to new flavor releases, 50% off first subscription purchase, 15% on every subsequent purchase, Custom referral code with 25% commission (using www.buzzbassadorapp.com), Free HUMANITEA BAG, Premium HUMANITEA hat and golf shirt, Discounts on future wearables. Free 5 cases of HUMANITEA to be delivered upon request.

Titanium | $25,000+: 30% one-time discount code usable on www.drinkHUMANITEA.com, Titanium Loyalty Membership (First access to new flavor releases, 60% off first subscription purchase, 20% on every subsequent purchase, Custom referral code with 30% (using www.buzzbassadorapp.com), Free HUMANITEA BAG, Premium HUMANITEA hat and golf shirt, Discounts on future wearables. Free 10 cases of HUMANITEA to be delivered upon request.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

***The HUMANITEA team will reach out to each qualifying investor to obtain sizing for wearables after the offering closes.*

The 10% StartEngine Owners' Bonus

HUMANITEA will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $2.00 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Humanitea.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Jeff:

For decades, many ready-to-drink teas have been made with high fructose corn syrup, unsustainable packaging, and flavors that lacked innovation...until now.

Lance:

We are HUMANITEA! A cause-driven company making ready-to-drink teas that quench your thirst and refresh your taste buds!

Joe:

We believe our 5 distinct flavors are a resounding success because we meticulously crafted them to align with current and future consumer preferences.

Lance:

We launched only two years ago and HUMANITEA is already selling in 3,000 stores across the US! Including Central Market, 7eleven, Sprouts Extra Mile, Meijer and more!

Lance:

We use organic, non-GMO ingredients and sweeten every tea with organic pure cane sugar.

Jeff:

Our competitors also use a hot-filling process that requires heating the tea to 180 degrees while filling it into bottles or cans. We believe this results in a reduction in the flavors and ingredients.

Lance:

We use an aseptic filling process that flash pasteurizes the tea. Then immediately cools it to room temperature, prior to the filling process. This maintains the highest quality flavor and freshness.

Lance:

Not only that, but our tea is packaged in a recyclable carton with a carbon footprint much smaller than the packaging materials used by other tea brands.

Jeff:

But those aren't the only reasons we're able to create such a strong community around HUMANITEA.

Consumers increasingly want to align their values with their purchasing decisions. This has led to a rise in demand for products that support social causes, which is exactly what we do.

Jeff:

At Humanitea, "We're a great tea with a great cause" and that's why we're aiming to partner with the American Foundation for Suicide Prevention and Foster Love organizations.

In fact, 58% of surveyed Gen Z consumers say a brand's commitment to a social cause impacts how likely they are to purchase the products of that brand.

Joe:

And with Millennials and Gen Z increasingly drinking tea like it's going out of style, the market for HUMANITEA is growing and expanding.

The ready-to-drink (RTD) tea market is capturing a valuation of USD 34.3 billion in 2023 and is projected to reach USD 72.9 billion by 2033.

Lance:

The Gen Z population is expected to become the largest consumer base ever. They represent a perfect fit for our products because they value social causes linked with high quality products.

Joe:

Our team has over 75 years of collective experience in the beverage industry. Working with iconic brands like Sobee, vitamin water, Fuse, Nos Energy, and muscle milk.

Jeff:

We have a track record of success and partnerships with the top organic food distributors in the nation, all we need now is your support.

Invest in HUMANITEA so we can make the world a tastier and better place - one tea at a time.

Invest in HUMANITEA today!

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

3878826

FILED
Secretary of State
State of California
FEB 2 3 2016

ARTICLES OF INCORPORATION OF
KIDS HEALTHY FOODS CA INC.

I.

The name of this Corporation is KIDS HEALTHY FOODS CA INC.

II.

The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III.

The name and address in the State of California of this Corporation's initial agent for service of process is David A. Sherak, Esq., 4400 MacArthur Blvd., Suite 900, Newport Beach, California 92660.

IV.

The business address for this Corporation is 4400 MacArthur Blvd., Suite 900, Newport Beach, California 92660.

V.

The mailing address for this Corporation is 6107 S.W. Murray Blvd., Suite 168, Beaverton, OR 97008.

VI.

This corporation is authorized to issue two (2) classes of shares, ten thousand (10,000) of which are to be designated "Class A Voting Common Stock" and ten million (10,000,000) of which are to be designated "Class B Non-Voting Common Stock," respectively. The total number of shares authorized to be issued is ten million, ten thousand (10,010,000) shares all at a 0.00001 Par Value.

The Class A Voting Common Stock has exclusive voting rights on all matters requiring a vote of the shareholders, including election of directors, except as otherwise provided by law. The Class B Non-Voting Common Stock has no voting rights, except as otherwise provided by law.

Class B Non-Voting Common Stock may be issued in any number of series, as determined by the Board of Directors. The Board may by resolution fix the designation and number of shares of any such series, and may determine, alter, or revoke the rights, preferences, privileges, and restrictions pertaining to any wholly unissued series. The Board may thereafter in the same manner increase or decrease the number of shares of any such series (but not below the number of shares of that series then outstanding).

VII.

The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

VIII.

The Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the Corporations Code) for breach of duty to the Corporation and its stockholders through bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the Corporations Code.

I hereby declare that I am the person who executed the foregoing Articles of Incorporation, which execution is my act and deed.

By: ______________________

DAVID A. SHERAK, ESQ.
Incorporator

California Secretary of State

Business Programs Division
1500 11th Street, Sacramento, CA 95814

Request Type: Certified Copies
Entity Name: KIDS HEALTHY FOODS CA INC.
Formed In: CALIFORNIA
Entity No.: 3878826
Entity Type: Stock Corporation - CA - General

Issuance Date: 10/03/2023
Copies Requested: 1
Receipt No.: 005274244
Certificate No.: 149779241

Document Listing

Reference #	Date Filed	Filing Description	Number of Pages
B2060-6645	09/14/2023	Amendment	2

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I, SHIRLEY N. WEBER, PH.D., California Secretary of State, do hereby certify on the Issuance Date, the attached document(s) referenced above are true and correct copies and were filed in this office on the date(s) indicated above.

IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California on October 03, 2023.

SHIRLEY N. WEBER, PH.D.
Secretary of State

To verify the issuance of this Certificate, use the Certifcate No. above with the Secretary of State Certification Verification Search available at **biz**fileOnline.sos.ca.gov.

For Office Use Only

-FILED-

File No.: BA20231477879
Date Filed: 9/14/2023

B2060-6645 09/14/2023 5:00 PM Received by California Secretary of State

Certificate of Amendment of Articles of Incorporation

The undersigned certify that:

1. They are the **president** and the **secretary**, respectively, of *Kids Health Foods CA Inc*, a California corporation, with California Entity Number *3878826*.

2. Article *I* of the Articles of Incorporation of this corporation is amended to read as follows:

   The name of this Corporation is "HUMANITEA COMPANY, INC."

3. Article *VI* of the Articles of Incorporation of this corporation is amended to read as follows:

   The total number of shares of stock which the corporation shall have authority to issue is Ten Million (10,000,000) shares of common stock, consisting of: (i) Five Hundred Thousand (500,000) shares of common stock, par value $0.00001 per share, designated as "Class A Voting Common Stock", and (ii) Nine Million Five Hundred Thousand (9,500,000) shares of common stock, par value $0.00001 per share, designated as "Class B Non-Voting Common Stock". The Class A Voting Common Stock and the Class B Non-Voting Common Stock shall have identical rights, preferences and privileges; provided, however, the Class A Voting Common Stock shall have voting rights in the election of directors and on all other matters presented to the shareholders, and the Class B Non-Voting Common Stock shall have no voting rights, except as otherwise required by applicable law. Each holder of Class A Voting Common Stock shall be entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on all matters on which the holders of Class A Voting Common Stock are entitled to vote. The Class B Non-Voting Common Stock shall be automatically converted into Class A Voting Common Stock, on a one-for-one basis, upon the approval of the Board of Directors.

   Simultaneously with the effective date of this Certificate of Amendment, (A) each outstanding one (1) share of Class A Voting Common Stock issued and outstanding immediately prior to the effective date of the filing of this Certificate of Amendment, is hereby split, subdivided and changed into 262 fully paid and nonassessable shares of Class A Voting Common Stock; and

(B) each outstanding one (1) share of Class B Non-Voting Common Stock issued and outstanding immediately prior to the effective date of the filing of this Certificate of Amendment, is hereby split, subdivided and changed into 262 fully paid and nonassessable shares of Class B Non-Voting Common Stock.

4. The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

5. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. This corporation has two classes of shares of common stock, including, Class A Voting Common Stock, of which 1,053 shares are issued and outstanding, and Class B Non-Voting Common Stock, of which 13,861 shares are issued and outstanding. The number of shares of each class of common stock voting in favor of the amendment equaled or exceeded the vote required, which was 51% of the outstanding shares of each class of common stock.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE: August 29, 2023

Jeffrey S. McClelland, President

Diane McClelland, Secretary

B2060-6646 09/14/2023 5:00 PM Received by California Secretary of State